EXHIBIT 6.16

Byzen Digital, Inc.

123 W. NYE Lane

Suite 129

Carson City, Nevada, NV 89706

775-884-9380

dan@clean-seas.com

https://www.byzendigital.com/

CONSULTING AGREEMENT

This Agreement supersedes and replaces any previous agreement effective this 14th day of December 2020 (the “Effective Date”) by and between Leonard Tucker LLC. and assigns of Leonard Tucker LLC. acting as independent contractors to the Company (“Consultant”), and Byzen Digital, Inc., a Nevada corporation (the “Company”)

1.	Background. The Company desires to retain the services of Consultant to provide primarily general business advice on current standard practices and trends in Consultant’s area of expertise and from time-to-time in a consulting capacity with respect to certain activities or specific projects as described in this Agreement, and Consultant is willing so to act.

2.	Description of Services. Company hereby retains Consultant as a Consultant to the Company, and Consultant shall be engaged by the Company as a Consultant for the exchange of strategic and business development ideas. Consultant’s relationship with the Company shall be that of an independent contractor and not that of an employee. Accordingly, Consultant shall not be eligible for any employee benefits, nor will the Company make deductions from payments made to Consultant for taxes, which shall be solely Consultant’s responsibility. Consultant shall have no authority to enter contracts which bind the Company or create obligations on the part of the Company. None of the Services are in connection with any capital raising transaction or with directly or indirectly promoting or maintaining a market for the securities of the Company. The Shares to be issued and payment to be made shall be payment towards said exchange of strategic and business development ideas including but not limited to:

A.	assisting Company’s compliance with Federal securities laws, such as Rules 10b-5 and 15c2-11 of the Securities Exchange Act of 1934 (“Exchange Act”) as well as Rule 144 of the Securities Act of 1933 (“Securities Act”), and state Blue Sky laws which require issuers to provide adequate current information to the public markets.

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B.	assisting Company’s compliance with SEC Rule 10b-17 which requires timely notice to FINRA of certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies or liquidations.

C.	assisting Company to qualify its securities with the Securities and Exchange Commission (“Commission”) pursuant to Form 1-A Regulation A Offering under the Securities Act of 1933 by assisting its accountants, auditors, transfer agent, legal counsel, Company officers, directors and principal stockholders.

D.	Assisting Company, its legal counsel, accountants, auditors, transfer agent, Company officers, directors and principal stockholders comply with OTC Markets in all material respects.

E.	Assisting Company, its legal counsel, accountants, auditors, Company officers, directors, and principal creditors in debt restructurings and specified exchange transactions pursuant to Section 3(a)(10) of the Securities Act.

3.	Term and Expiration. This Agreement shall become effective as of the Effective Date and shall remain in effect for three (3) years (“initial term”). If the Consultant and/or Company do not provide the other party with thirty (30) days written notice of termination prior to the completion of the Initial term, the Agreement shall automatically extend for an additional three (3) year term. Termination shall not affect the Consultant’s continuing obligations to the Company under Section 5 and 6.

4.	Consideration. As full consideration for the Services provided and to be provided by Consultant hereunder, the Company shall compensate Consultant (A) 2,000,000 shares of Company Series B Convertible Non-Voting Preferred Stock at .001 per share upon execution of this Agreement whereas the consideration received by the Company from the Consultant for the shares are adequate and the shares when issued are fully paid & non-assessable. The Amendment to the Articles of Incorporation designating the Series B Convertible Non-Voting Preferred Stock is attached hereto as Exhibit “A” (B) $12,500 per month commencing upon Company’s receipt of minimum $400,000 in net proceeds from Original Issue Discount Promissory Notes increasing to $20,000 per month upon the Company’s receipt of $1,000,000 in net proceeds from the Regulation A under the Securities Act of 1933 offering of its securities (C) In the event Consultant generates business for Company, then, on any sales resulting therefrom, Consultant shall be entitled to commission equal to 10% of the net proceeds received by Company therefrom on a continuing basis during the term of this agreement and in perpetuity thereafter payable in cash.

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5.	Proprietary Information and Assignment of Inventions.

(a)	Confidentiality of Proprietary Information. Consultant is not obligated to receive Proprietary Information (as defined below), however Consultant understands and agrees that all Proprietary Information shall be the sole property of the Company and its assigns, including all trade secrets, patents, copyrights and other rights in connection therewith. Consultant will hold in confidence and not directly or indirectly use or disclose to any third parties, both during Consultant’s consulting relationship with the Company and for a period of three (3) years after its termination (irrespective of the reason for such termination), any Proprietary Information Consultant obtains or creates during Consultant’s consulting relationship, except to the extent authorized by the Company, or until such Proprietary Information becomes generally known. Third parties include any foreign or domestic patent office. Consultant agrees not to make copies of such Proprietary Information except as authorized by the Company. Upon termination of Consultant’s consulting relationship or upon an earlier request of the Company, Consultant will return or deliver to the Company all tangible forms of such Proprietary Information in Consultant’s possession or control, including but not limited to drawings, specifications, documents, records, devices, models or any other material and copies or reproductions thereof. As used in this Agreement, the term “Proprietary Information” means information or physical material not generally known or available outside the Company or information or physical material entrusted to the Company by third parties. This includes, but is not limited to, inventions, confidential knowledge, copyrights, product ideas, techniques, processes, formulas, object codes, mask works and/or any other information of any type relating to documentation, data, schematics, algorithms, flow charts, mechanisms, research, manufacture, improvements, assembly, installation, marketing, forecasts, sales, pricing, customers, the salaries, duties, qualifications, performance levels and terms of compensation of other employees, and/or cost or other financial data concerning any of the foregoing or the Company and its operations. Proprietary Information may be contained in material such as drawings, samples, procedures, specifications, reports, studies, customer or supplier lists, budgets, cost or price lists, compilations or computer programs, or may be unwritten knowledge or know-how.

(b)	License and Assignment of Rights. Consultant acknowledges that all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets which are made by Consultant (solely or jointly with others) within the scope of and as part of Consultant’s consultancy with the Company (collectively referred to herein as “Inventions”) are “works made for hire” (to the greatest extent permitted by applicable law) and are compensated by such amounts paid to Consultant under this Agreement, unless regulated otherwise by the mandatory law of the state of Nevada. To the extent that Consultant owns or controls intellectual property rights of any kind in any pre-existing works which are subsequently incorporated by Consultant in any Inventions without the express written permission of the Company, Consultant hereby grants the Company a royalty-free, irrevocable, world-wide, perpetual, non-exclusive license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell, license, disclose, publish, or otherwise disseminate or transfer such subject matter. Consultant also agrees and warrants that Consultant will not use or incorporate third party proprietary materials into Inventions or disclose third party proprietary information to Company.

6.	Non-Compete; Nonsolicitation. During the term of Consultancy and for two (2) years thereafter, Consultant will not, without the Company’s prior written consent, (a) directly work on any products or services, or indirectly work on any commercial products or services, that are competitive with products or services (i) being commercially developed or exploited by the Company during Consultant’s consultancy and (ii) on which Consultant worked or about which Consultant learned Proprietary Information during Consultant’s consultancy with the Company; or (b) solicit the employment of any employee of the Company with whom Consultant has had contact in connection with the relationship arising under this Agreement.

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7.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

8.	No Conflict. Consultant represents that Consultant’s performance of all the terms of this Agreement and that Consultant’s retention as an Consultant by the Company does not and will not breach any agreement to keep in confidence any proprietary information acquired by Consultant in confidence prior to Consultant’s retention as an Consultant by the Company. Consultant has not entered into, and agrees Consultant will not enter into, any agreement, either written or oral, in conflict with the foregoing sentence. Consultant understands as part of the consideration for the offer to retain Consultant as an Consultant, and of Consultant’s retention as an Consultant by the Company, that Consultant has not brought and will not bring with Consultant to the Company or use in the performance of Consultant’s responsibilities at the Company any equipment, supplies, facility or trade secret information of any current or former employer which are not generally available to the public. Consultant also understands that, in Consultant’s retention as an Consultant with the Company, Consultant is not to breach any obligation of confidentiality that Consultant has to others, and Consultant agrees that Consultant shall fulfill all such obligations during Consultant’s retention as an Consultant with the Company.

9.	Mediation and Arbitration. Any dispute arising under this Agreement shall be resolved through a mediation - arbitration approach. The parties agree to select a mutually agreeable, neutral third party to help them mediate any dispute that arises under the terms of this Agreement. Costs and fees associated with the mediation shall be shared equally by the parties. If the mediation is unsuccessful, the parties agree that the dispute shall be decided by a single arbitrator by binding arbitration under the rules of the American Arbitration Association in Carson City County, Nevada. The decision of the arbitrator shall be final and binding on the parties and may be entered and enforced in any court of competent jurisdiction by either party. The prevailing party in the arbitration proceedings shall be awarded reasonable attorney fees, expert witness costs and expenses, and all other costs and expenses incurred directly or indirectly in connection with the proceedings, unless the arbitrator shall for good cause determine otherwise.

10.	Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

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11.	Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the Company’s successors, transferees, and assigns. Any amendment to this Agreement must be in writing signed by Consultant and the Company. The Company and Consultant acknowledge that any amendment of this Agreement or any departure from the terms or conditions hereof with respect to Consultant’s consulting services for the Company is subject to the Company’s and Consultant’s prior written approval. There is no other agreement governing or affecting the subject matter hereof. All notices hereunder shall be deemed to have been given, if made in writing, when mailed, postage prepaid, to the parties at the addresses set forth above, or to such other addresses as a party shall specify to the other. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

12.	Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be severed, and the remaining provisions of this Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

LEONARD TUCKER, LLC. (“Consultant”)

By:
Name:	Leonard Tucker, Managing Member
Date:	December 14th, 2020

BYZEN DIGITAL, INC. (“Company”)

By:
Name:	Dan Bates, CEO
Date:	December 14th, 2020

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EXHIBIT “A”

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

BYZEN DIGITAL, INC.

DESIGNATING

SERIES B CONVERTIBLE NON-VOTING PREFERRED STOCK

Pursuant to Chapter 78.195 of the of the Nevada Revised Statutes, Byzen Digital, Inc., a Nevada corporation (the “Corporation”), does hereby certify:

The Articles of Incorporation of the Corporation (the “Charter”) confer upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance, from time to time, in one or more series, of shares of preferred stock and, in the resolution or resolutions providing for such issue, establish for each such series the number of shares, the designations, powers, privileges, preferences and rights, if any, of the shares of such series, and the qualifications, limitations and restrictions, if any, of such series, to the fullest extent permitted by the Nevada Revised Statutes as the same exists or may hereafter be amended. On December 14th, 2020, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series B Convertible Non-Voting Preferred Stock, comprised of Two Million (2,000,000) authorized shares, and such resolution has not been modified and is in full force and effect on the date hereof:

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RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, a series of the class of authorized preferred stock, par value $0.001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

FIRST:	These Articles of Amendment were adopted by the Board of Directors on December 14th, 2020 in the manner prescribed by Chapter 78.195 of the of the Nevada Revised Statutes (“NRS”). Shareholder action was not required.

SECOND:	That pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Articles of Incorporation, as amended, of the Corporation (the “Articles of Incorporation”), the Board of Directors adopted the following resolution on December 14th, 2020 designating 2,000,000 shares of the Company’s authorized preferred stock as “Series B Convertible Non-Voting Preferred Stock”:

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, a series of Preferred Stock, having a par value of $0.001 per share, of the Corporation be and hereby is created, and that the designation and number of shares thereof, and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

TERMS OF

SERIES “B” CONVERTIBLE NON-VOTING PREFERRED STOCK

Two Million (2,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series B Convertible Non-Voting Preferred Stock” with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations.

1.           Fractional Shares. Series B Convertible Non-Voting Preferred Stock may be issued in fractional shares.

2.           Dividends. Series B Convertible Non-Voting Preferred Stock shall be treated pari passu with Common Stock except that the dividend on each share of Series B Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of Common Stock multiplied by the Conversion Rate.

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3.           Liquidation, Dissolution, or Winding Up. Payments to Holders of Series B Convertible Non-Voting Preferred Stock shall be treated pari passu with Common Stock except that the payment on each share of Series B Convertible Non-Voting Preferred Stock shall be equal to the amount of the payment on each share of Common Stock multiplied by the Conversion Rate.

4.           Voting. The shares of Series B Convertible Non-Voting Preferred Stock shall not vote on any matter and not be entitled to the number of votes per share equal to the Conversion Rate.

5.           Conversion Rate and Adjustments.

(a) Conversion Rate. The Conversion Rate shall be 10 shares of Common Stock (as adjusted pursuant to this Section 5) for each share of Series B Convertible Non-Voting Preferred Stock.

(b) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series B Convertible Non-Voting Preferred Stock effect a subdivision of the outstanding Common Stock, the Conversion Rate then in effect immediately before that subdivision shall be proportionately increased. If the Corporation shall at any time or from time to time after the issuance of the Series B Convertible Non-Voting Preferred Stock combine the outstanding shares of Common Stock, the Conversion Rate then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation, or merger involving the Corporation in which the Common Stock (but not the Series B Convertible Non-Voting Preferred Stock) is converted into or exchanged for securities, cash, or other property, then, following any such reorganization, recapitalization, reclassification, consolidation, or merger, each share of Series B Convertible Non-Voting Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series B Convertible Non-Voting Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, or merger would have been entitled to receive pursuant to such transaction.

6.           Automatic Conversion. On January 1st, 2023 unless unanimously approved to be extended by the Series B Convertible Non-Voting Preferred Stockholders of record.

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7.            Anti-Dilution Provision.

(a) The holders of the Series B Convertible Non-Voting Preferred Stock shall have anti-dilution rights (the “Anti-Dilution Rights”) during the Two-year period after the Series B Convertible Preferred converted into shares of Common Stock at its then effective Conversion Rate. The anti-dilution rights shall be pro-rata to the holder’s ownership of the Series B Convertible Non-Voting Preferred Stock. The Company agrees to assure that the holders of the Series B Convertible Non-Voting Preferred Stock shall have and maintain at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 20%, calculated on a fully diluted basis. In the event that the Company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for common stock or preferred stock to any person or entity, the Company agrees to undertake all necessary measures as may be necessary or expedient to accommodate its performance under this Series B Convertible Non-Voting Preferred Stock Designation, including, without limitation, the amendment of its articles of incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to Series B Convertible Non-Voting Preferred Stock holders so as to maintain in Series B Convertible Non-Voting Preferred Stock holders, a 20% interest in the common stock and preferred stock of the Company, calculated on a fully-diluted basis.

8.            Waiver. Any of the rights, powers, or preferences of the holders of Series B Convertible Non-Voting Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series B Convertible Non-Voting Preferred Stock then outstanding.

RESOLVED, FURTHER, that any executive officer of the Corporation be and they hereby is authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 14th day of December 2020.

Name:	Dan Bates
Title:	CEO

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